Registration Statement No. 333-99151
                                                        424(b)(3) Prospectus


PROSPECTUS

                              KESTREL ENERGY, INC.

                                1,409,000 SHARES
                                  COMMON STOCK
                             --------------------

     This prospectus relates to 1,409,000 currently outstanding shares of common stock that may be sold from time to time by the selling shareholders named in this prospectus.

     The offering is not being underwritten. The offering price of our common stock that may be sold by selling shareholders may be the market price for our common stock prevailing at the time of sale, a price related to the prevailing market price, a negotiated price or such other prices as the selling shareholders determine from time to time.

     We will not receive the proceeds from the sales of our common stock by the selling shareholders.

     Our common stock is traded on the OTC Bulletin Board under the symbol "KEST." On September 29, 2003, the last reported sale price of our common stock was $0.319 per share.

        INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU
         SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              KESTREL ENERGY, INC.
                         1726 Cole Boulevard, Suite 210
                            Lakewood, Colorado 80401
                                 (303) 295-0344

               The date of this Prospectus is September 29, 2003.


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                              [INSIDE FRONT COVER]
                                TABLE OF CONTENTS

Risk Factors.................................................................3
Forward-Looking Statements...................................................6
Where You Can Find More Information..........................................7
Our Business.................................................................8
Recent Developments..........................................................8
New Developments.............................................................9
Use of Proceeds.............................................................10
Selling Shareholders........................................................10
Plan of Distribution........................................................11
Experts.....................................................................12
Legal Matters...............................................................12


     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

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

                                  RISK FACTORS

WE MUST CONTINUE TO EXPAND OUR OPERATIONS

     Our long term success is ultimately dependent on our ability to expand our revenue base through the acquisition of producing properties and, to a much greater extent, by successful results in our exploration efforts. There is no assurance that our acquisitions will be as successful as projected. All of our exploration projects are subject to failure and the loss of our investment.

PRICES OF OIL AND NATURAL GAS FLUCTUATE WIDELY BASED ON MARKET CONDITIONS AND ANY DECLINE WILL ADVERSELY AFFECT OUR FINANCIAL CONDITION

     Our revenues, operating results, cash flow and future rate of growth are very dependent upon prevailing prices for oil and gas. For the fiscal year ended June 30, 2002, approximately $1,149,500 of our revenue was attributed to the sale of oil and gas. Historically, oil and gas prices and markets have been volatile and not predictable, and they are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control, including:

     o    the strength of the United States and the global economy;

     o    political conditions in the Middle East and elsewhere;

     o    the supply and price of foreign oil and gas;

     o    the level of consumer product demand;

     o    the price and availability of alternative fuels;

     o the effect of federal and state regulation of production and transportation; and

     o    the proximity of our natural gas to pipelines and their capacity.

WE MUST REPLACE THE RESERVES WE PRODUCE

     A substantial portion of our oil and gas properties are proved undeveloped reserves. Successful development and production of such reserves cannot be assured. Additional drilling will be necessary in future years both to maintain production levels and to define the extent and recoverability of existing reserves. There can be no assurance that our present oil and gas wells will continue to produce at current or anticipated rates of production, that development drilling will be successful, that production of oil and gas will commence when expected, that there will be favorable markets for oil and gas which may be produced in the future or that production rates achieved in early periods can be maintained.

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THERE ARE MANY RISKS IN DRILLING OIL AND GAS WELLS

     The cost of drilling, completing and operating wells is often uncertain. Moreover, drilling may be curtailed, delayed or canceled as a result of many factors, including title problems, weather conditions, shortages of or delays in delivery of equipment, as well as the financial instability of well operators, major working interest owners and well servicing companies. Our gas wells may be shut-in for lack of a market until a gas pipeline or gathering system with available capacity is extended into our area. Our oil wells may have production curtailed until production facilities and delivery arrangements are acquired or developed for them.

WE FACE INTENSE COMPETITION

     The oil and natural gas industry is highly competitive. We compete with others for property acquisitions and for opportunities to explore or to develop and produce oil and natural gas. We have previously formed acquisition joint ventures with several other companies, including Victoria Petroleum N.L. and other affiliates, which have allowed us more access to acquisition candidates and to share the evaluation costs with them. We face strong competition from many companies and individuals with greater capital, financial resources and larger technical staffs. We also face strong competition in procuring services from a limited pool of laborers, drilling service contractors and equipment vendors.

THE AMOUNT OF INSURANCE WE CARRY MAY NOT BE SUFFICIENT TO PROTECT US

     The nature of the oil and gas business involves a variety of risks, including, but not limited to, the risks of operating hazards such as fires, explosions, cratering, blow-outs, adverse weather conditions, pollution and environmental risks, encountering formations with abnormal pressures, and, in horizontal wellbores, the increased risk of mechanical failure and collapsed holes, the occurrence of any of which could result in substantial losses to us. We, our partners, co-venturers and well operators maintain general liability insurance again some, but not all, of these risks in amounts that management believes to reasonable in accordance with customary oil and gas industry practices. The occurrence of a significant event that is not fully insured, however, could have a material adverse effect on our financial condition and results of operations.

OUR SUCCESS MAY BE DEPENDENT ON OUR ABILITY TO RETAIN BARRY LASKER AND BOB PETT AS KEY PERSONNEL

     We believe that the oil and gas exploration and development and related management experience of our key personnel is important to our success. The active participation in Kestrel of Barry D. Lasker, our president, and Robert J. Pett, our chairman, are important to our continued operations. We have an employment contract with Mr. Lasker which currently expires August 14, 2004, and renews automatically each May 14 for an additional year if neither party gives timely notice of intent to terminate. We do not have key person life insurance on either Mr. Lasker's or Mr. Pett's lives. We compete with bigger and better financed oil and gas exploration companies for these individuals and other qualified personnel. Our future success may depend on whether we can attract, retain and motivate highly qualified personnel. We cannot assure you that we will be able to do so.

OUR RESERVES ARE UNCERTAIN

     Estimating our proved reserves involves many uncertainties, including factors beyond our control. Our annual report on Form 10-KSB for fiscal year 2002 contained estimates of our oil and natural gas reserves and the future cash flow to be realized from those reserves for fiscal years 2002, 2001 and 2000, as prepared by Sproule Associates Inc., independent petroleum engineers. There are uncertainties inherent in estimating quantities of proved oil and natural gas reserves since petroleum engineering is not an exact science. Estimates of commercially recoverable oil and gas reserves and of the future net cash flows from them are based upon a number of variable factors and assumptions including:

     o historical production from the properties compared with production from other producing properties;

     o    the effects of regulation by governmental agencies;

     o    future oil and gas prices; and

     o future operating costs, severance and excise taxes, abandonment costs, development costs and workover and remedial costs.

GOVERNMENTAL REGULATION, ENVIRONMENTAL RISKS AND TAXES COULD ADVERSELY AFFECT OUR OIL AND GAS OPERATIONS IN THE UNITED STATES

     Our oil and natural gas operations in the United States are subject to regulation by federal and state government, including environmental laws. To date, we have not had to expend significant resources in order to satisfy environmental laws and regulations presently in effect. However, compliance costs under any new laws and regulations that might be enacted could adversely affect our business and increase the costs of planning, designing, drilling, installing, operating and abandoning our oil and gas wells and other facilities. Additional matters that are, or have been from time to time, subject to governmental regulation include land tenure, royalties, production rates, spacing, completion procedures, water injections, utilization, the maximum price at which products could be sold, energy taxes and the discharge of materials into the environment.

THE MARKET FOR OUR STOCK MAY BE HIGHLY VOLATILE

     Our stock is currently traded on the OTC Bulletin Board, but there has historically been a relatively low volume of trading in the shares. Consequently, the price at which the shares trade may be highly volatile. We were listed on The Nasdaq SmallCap Market, Inc., but after continued failure to meet all of the requirements for continued listing on the SmallCap Market because our stock traded below the minimum $1.00 per share requirement, we were delisted by the SmallCap Market on April 8, 2003. Our stock will be listed on the OTC Bulletin Board as long as we continue to file our reports with the SEC. The change to the OCT Bulletin Board may have reduced the liquidity of our stock which, in turn, may adversely affect the trading price for the stock.

THE SALE OF THE SHARES BY THE SELLING SHAREHOLDERS COULD HAVE AN ADVERSE IMPACT ON OUR STOCK

     The selling shareholders are not restricted as to the price or prices at which they may sell their shares. Sales of their shares at less than the market prices may depress the market price of our stock. Moreover, the selling shareholders are not restricted as to the number of shares which may be sold at any one time, and it is possible that a significant number of shares could be sold at the same time which may depress the market price of our stock. The outstanding shares being offered by the selling shareholders represent approximately 15.4% of our current outstanding shares.

                           FORWARD LOOKING STATEMENTS

     This prospectus contains one or more statements, which state or otherwise indicate the Company's present belief or expectation concerning future events. Such statements are forward looking statements on which investors should not rely because they are subject to a wide variety of contingencies and based on a number of assumptions, which may not prove to be true. In particular, the Company's future success is highly dependent on the success of its exploratory drilling efforts, which cannot be safely predicted. In addition, the Company is highly dependent upon prevailing prices for petroleum products, its ability to attract and retain qualified personnel, as well as other risk factors affecting business generally, such as overall economic conditions, changes in tax and other laws and the effect of actions taken by competitors and regulatory authorities. You should also remember that these statements are made only as of the date of this prospectus and future events may cause them to be less likely to prove to be true.

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

                        WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly, special reports, proxy statements, and other information with the Securities and Exchange Commission. You can read and copy any document filed by us at the SEC's Public Reference Room, 450 Fifth Street N.W., Washington, D.C. 20549. You may request copies of these documents, upon payment of a duplicating fee, by writing the SEC at the address in the previous sentence. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Our SEC filings are also available on the SEC's Edgar website at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" information from other documents that we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

     o    our Annual Report on Form 10-KSB for the year ended June 30, 2002;

     o our Quarterly Reports on Form 10-QSB for the quarters ended September 30, 2002, December 31, 2002 and March 31, 2003;

     o the description of our securities contained in our registration statement on Form 8-A, File No. 0-9261, filed on May 2, 1980 pursuant to Section 12(g) of the Securities Exchange Act of 1934, and as amended by our Form S-3, File No. 33-89716, declared effective on May 12, 1995;

     o    all Forms 8-K filed since July 1, 2002; and

     o all documents and reports subsequently filed with the Commission by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering of common stock.

     You may request a copy of any of these documents, except exhibits to the documents, unless they are specifically incorporated by reference, at no cost by telephoning us (303) 295-0344 or writing us at the following address: Melissa Temple, Kestrel Energy, Inc., 1726 Cole Boulevard, Suite 210, Lakewood, Colorado 80401.

     You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone else to provide you with different information.

                                    OUR BUSINESS

     Our principal business at this time is the acquisition, either alone or with others, of interests in proved developed producing oil and gas leases, and exploratory and developmental drilling in the United States. Additionally, we own working interests, which are expense bearing interests, in proved developed producing and proved undeveloped oil and gas leases that are not operated by us, in several areas in the United States. Proved developed reserves are oil and gas reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are oil and gas reserves which can be expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Normally we use existing working capital and cash flow for the development of our exploration and development properties. However, we have in the past obtained debt and equity financing to fund our development efforts and expect to do so again in the future.

     We presently own oil and gas interests in the states of Louisiana, New Mexico, Oklahoma, Texas and Wyoming.

     We were incorporated in Colorado on November 1, 1978 as Tanner Pruitt Exploration, Inc. In March 1995, we changed our name to Kestrel Energy, Inc. Our offices are located at 1726 Cole Boulevard, Suite 210, Lakewood, Colorado 80401, and our telephone number is (303) 295-0344.

                                RECENT DEVELOPMENTS

     As of June 30, 2002, the Company owed approximately $516,000 on its line of credit with Wells Fargo Line of Credit, which line was secured by deeds of trust on various of the Company's oil and gas producing properties. On August 6, 2002 the Company borrowed $500,000 from Samson Exploration N.L. (a related party) and used the proceeds of the loan to pay off the Wells Fargo loan. Interest under the Samson loan was 10% per annum in addition to an up front financing fee of 10%.

      On January 24, 2003, the Company borrowed $400,000 from R&M Oil and Gas, Ltd., of which Timothy L. Hoops, one of the Company's directors and its Operations Manager, is a partner. That loan is due on January 31, 2005, bears interest at 12.5% per annum and is secured by the Company's oil and gas interests in Grady County, Oklahoma. In the event of a default under the terms of the R&M loan, and the sale of the collateral securing the loan, the Company would receive any remaining proceeds after payment to R&M of its expenses in connection with such sale(s) and any indebtedness due and payable to R&M under the loan. The proceeds from the R&M loan were used to retire the outstanding debt to Samson Exploration N.L. and reduce the Company's accounts payable position at the time. The R&M loan was approved unanimously by the Board of Directors with Mr. Hoops abstaining, which evaluated its fairness.

     On February 4, 2003, the Company repaid Samson Exploration N.L. in full, including all accrued interest and fees, with $327,143.15 in cash and the transfer of the Company's remaining 25,000,000 shares of Victoria Petroleum N.L. common stock. On May 5, 2003, the Company entered into a Line of Credit Agreement with Barry D. Lasker, President and CEO of Kestrel, and borrowed $200,000. Under the terms of the agreement all outstanding amounts are due on May 4, 2005 and bear interest at 10% per annum. The proceeds of the loan consisted of $50,000 cash and forgiveness of approximately $150,000 of unpaid wages and unreimbursed business expenses owed to Mr. Lasker by the Company. The Lasker loan is secured by the Company's oil and gas interests in Campbell County, Wyoming. In the event of a default under the terms of the Lasker loan, and the sale of the collateral securing the loan, the Company would receive any remaining proceeds after payment to Mr. Lasker of his expenses in connection with such sale(s) and the indebtedness due and payable to him under the loan. Like the R&M loan, the Lasker loan was approved as an arms length transaction by the entire Board of Directors with Mr. Lasker abstaining.

                                NEW DEVELOPMENTS

     Beginning in fiscal 2000, the Company began accumulating a substantial amount of acreage in southwest Wyoming's Green River Basin (the "Greens Canyon Prospect"). The Company also drilled and completed two wells, the Greens Canyon #1 (UPRC #27-3) and Greens Canyon #2 (UPRC #29-2). While the drilling results of both wells indicated that substantial amounts of gas were present and could be produced, the Company encountered a series of mechanical problems when it attempted to fracture the wells to stimulate production. As a result, initial production from the wells was only 500 to 700 mcf per day. Information gathered during the completion process made it clear that the mechanical problems, which were unrelated to any specific characteristics of the wells themselves, were the sole cause of the lower production. The Company announced its intent to take necessary corrective actions to remedy the mechanical problems and re-establish commercial production levels. In consultation with its independent petroleum engineering consultants, Sproule Associates Inc., the Company classified a substantial amount of Greens Canyon reserves as proved undeveloped reserves in its June 30, 2000 petroleum reserves report because the Company believed that its geological and engineering data demonstrated with reasonable certainty that those known reserves were recoverable under existing economic and operating conditions.

      During fiscal 2001, the Company began the process of re-working the Greens Canyon wells. The Company re-completed three wells, resulting in improved production levels in the short run. By the end of fiscal 2001, however, daily production rates for the wells had declined to modest levels. In October of 2001, new Company management declared that, while the Company was still convinced that significant gas reserves were present, the Company would bring in additional participants into the Greens Canyon project in order to share the financial burden of further development. As a result, the Company reported a decrease in the total proved gas reserves to 13.4 Bcf and oil reserves to 355,000 barrels.

      New management found the Company to be overburdened by debt and limited cash flow in fiscal 2002, which was at least partially attributable to additional debt incurred to support development of the Greens Canyon project. Management's resulting focus on strengthening its balance sheet in fiscal 2003 prevented it from focusing its full attention on the Greens Canyon farm out effort. During fiscal 2003, however, the Company vigorously pursued the Greens Canyon farm out effort, only to learn that, for various reasons, a suitable farm out partner is not

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currently available. As a result, the Company has determined that, as of June
30, 2003, it will remove all proved undeveloped and proved developed non-producing reserves formally attributed to the Greens Canyon project until further drilling activity demonstrates that commercial flow-rates can be achieved.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock offered by the selling shareholders pursuant to this prospectus.

                              SELLING SHAREHOLDERS

     The shares offered pursuant to this prospectus have been issued to the selling shareholders (or their assignees) directly by us. The selling shareholders purchased units consisting of common stock and warrants in a private placement of our securities pursuant to a Private Placement Memorandum dated January 10, 2002, under Regulation S to non-U.S. residents of Canada, Europe and Australia, and under Regulation D to U.S. residents, all of which were accredited investors as that term is defined in Rule 501(a) of the Act. We agreed to file this registration statement for the resale of the shares purchased in the offering, the sale of the warrants, and the sale of the shares underlying the warrants. The warrants expired on May 31, 2003, and therefore the sale of the warrants and the shares underlying the warrants are not included in this registration statement. We agreed to bear all out-of-pocket expenses of this offering, other than underwriting discounts and selling commissions. The selling shareholders may sell none, some, or all of the common stock offered by them as listed below.

     The following table sets forth certain information with respect to the beneficial ownership of shares of our common stock by the selling shareholders as of the date of this prospectus and the number of shares which may be offered pursuant to this prospectus for the account of each of the selling shareholders or their transferees from time to time.

     The table assumes that each selling shareholder will sell all shares of common stock offered pursuant to this prospectus, but not any other shares of common stock or warrants beneficially owned by such shareholder.

                                         Shares      Maximum Shares              Shares Owned
                                         Owned         To Be Sold               After Offering
                                        Prior To         In The                 --------------
      Name                              Offering        Offering            Number          Percentage
      ----                              --------        --------            ------          ----------
Elstree Nominees Pty Ltd                515,000         515,000                  -0-            -0-
Samson Exploration N.L.               2,007,500         500,000           1,507,500             15.4%
James Capel (Nominees) Ltd.             300,000         300,000                  -0-            -0-
Clodene Pty Ltd                          30,000          30,000                  -0-            -0-
Douglas Hall                             20,000          20,000                  -0-            -0-
Barry D. Lasker.                        861,000(1)       20,000             841,000(1)           8.1%
John Charles Grattan                     10,000          10,000                  -0-            -0-
Dianne Kathleen Hall                     17,000           7,000              10,000             <1%
Thomas Conn                               5,000           5,000                  -0-            -0-
Dunford Pty Ltd.                          2,000           2,000                  -0-            -0-

                                       10

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(1)   Includes options to purchase 320,000 shares of common stock and promissory note convertible into 500,000 shares of common stock.

     To the best of our knowledge, none of the selling shareholders has any position, office or other material relationship with us or any of our affiliates except as described below:

     o Victoria International Petroleum N.L. is one of our principal shareholders, is wholly owned by Victoria Petroleum N.L., and the following directors of our company are also directors of both companies - Timothy L. Hoops, Robert J. Pett and John T. Kopcheff

     o Elstree Nominees Pty Ltd was issued units in exchange for previously recorded advances, including interest thereon, previously made to us by Victoria Petroleum N.L. after Victoria transferred that debt to Elstree.

     o    Samson Exploration N.L. is one of our principal shareholders.

     o Barry D. Lasker is currently our President and CEO and a member of our Board of Directors.

                              PLAN OF DISTRIBUTION

     The shares of common stock offered hereby may be sold by the selling shareholders or by their respective pledgees, donees, transferees or other successors in interest. Such sales may be made at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The securities may be sold by one or more of the following:

     o one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the shares held by the selling shareholders as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchase by a broker or dealer as principal and resale by such broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     o privately negotiated transactions between the selling shareholders and purchasers without a broker-dealer.

     The selling shareholder may effect such transactions by selling the securities to or through broker-dealers, and such broker-dealers will receive compensation in negotiated amounts in the form of discounts, concessions, commission or fees from the selling shareholders and/or the purchasers of the securities for whom such broker-dealers may act as agent or to

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whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Such brokers or dealers or other participating brokers or dealers and the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in connection with such sales. Except for customary selling commissions in ordinary transactions, any such underwriter or agent will be identified, and any compensation paid to such persons will be described, in a prospectus supplement. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this prospectus.

     To comply with some states' securities laws, if applicable, the securities may be offered or sold by the selling shareholders in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be offered or sold by the selling shareholders unless they have been registered or qualified for sale in such states or an exemption from registration or qualification is available and is complied with.

                                     EXPERTS

     The consolidated financial statements of Kestrel Energy, Inc. for the year ended June 30, 2001 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Kestrel Energy, Inc. as of June 30, 2002 have been incorporated by reference herein and in the registration statement in reliance upon the report of Wheeler Wasoff, P.C., certified public accounts, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Davis Graham & Stubbs LLP, Denver, Colorado.

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